UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

______________________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

 ______________________________________________________

ANADIGICS, Inc.

(Name of Person(s) Filing Statement)

______________________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

______________________________________________________

Terrence G. Gallagher

Executive Vice President and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(732) 549-5600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Message to Our Valued Customers	November 16, 2015

Key Messages to our Valued Customers

1.	ANADIGICS has entered into a definitive agreement which may lead to an acquisition by GaAs Labs.

2.	An active deal is in process and has not been consummated (closed/completed). As such, we are limited by the Securities and Exchange Commission (SEC) in what can be shared/discussed at this time.

3.	Please refer to the 8K and press release, both filed at 8:30 AM ET on November 12 for details on the definitive agreement and next steps. Available here.

4.	ANADIGICS is committed to providing innovative products and exceptional support to our customers in all of our key target markets, including, CATV, Small Cell, WiFi and Optical.

5.

If consummated, ANADIGICS is expected to operate as a wholly-owned subsidiary of GaAs Labs. The transaction is expected to result in a stronger, more financially-stable operation that can focus on delivering value and serving our customer base.

6.	ANADIGICS executive management is available for further discussion with customers, limited to the disclosure rules of the SEC during this active deal process.

Highlights from the 8K Filing and Press Release

1.

“We are excited to announce the planned transaction with GaAs Labs,” stated Ron Michels, chairman and CEO of ANADIGICS. “We believe it will provide a platform to accelerate innovation and product development in support of revenue growth in our key target markets of CATV, Small Cell, WiFi and optical. GaAs Labs brings a wealth of RF semiconductor industry knowledge and a proven track record of success that we expect will strengthen our ability to provide our customers with a broader portfolio of innovative and valuable product offerings.”

2.

“We are thrilled to add ANADIGICS, an innovator of RF solutions for infrastructure and optical market applications, to our RF semiconductor portfolio,” said John Ocampo, co-founder and president of GaAs Labs. “We look forward to leveraging ANADIGICS’ products and technologies as a platform for growth in an array of exciting communications markets.”

3.

ANADIGICS may solicit superior proposals from third parties for a "go-shop" period of 25 calendar days continuing through December 6, 2015. There are no guarantees that this process will result in a superior proposal. The Agreement provides GaAs Labs with a customary right to match a superior proposal.

4.

The tender offer is subject to customary conditions and is expected to close in December 2015 or January 2016. Terms of the Agreement were unanimously approved by the board of directors of ANADIGICS. Upon completion of the Offer and subject to the terms and conditions of the Agreement, ANADIGICS will operate as a wholly-owned subsidiary of GaAs Labs.

Security holders of Anadigics should read Anadigics’ recommendation statement when it becomes available as it will contain important information.